March 2, 2016

VIA EDGAR

CONFIDENTIAL

Mr. Rufus Decker, Accounting Branch Chief

Ms. Linda Cvrkel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	China Xiniya Fashion Limited
Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 28, 2015 Response dated February 16, 2016 File No. 1-34958

Dear Mr. Decker and Ms. Cvrkel:

China Xiniya Fashion Limited (the "Company") thanks the staff of the Securities and Exchange Commission (the "Staff") for its letter dated February 17, 2016 and its review of and comments on the Company's annual report on Form 20-F filed on April 28, 2015 (the "2014 Annual Report").

The Company's responses to the Staff's comments are set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company's responses relate to the 2014 Annual Report. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the 2014 Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 12. Inventories, page F-19

1.

Your response to our prior comment numbers 1 and 2 indicates that you will make changes responsive to our comments in the financial statements that will be included in your annual report on Form 20-F for the year ended December 31, 2015. With regard to these planned changes, please address the following:

•

Please provide us with the proposed disclosures that you plan to include in your financial statements with respect to these changes. Also, please explain how your planned disclosures comply with the disclosure requirements outlined in paragraph 49 of IAS 8 with respect to the correction of an error.

•

Please explain how these changes in your financial statements were considered in determining the effectiveness of your disclosure controls and procedures and your internal control over financial reporting as required by Item 15(a) and (b) of Form 20-F.

March 2, 2016
Page 2

The Company respectfully advises the Staff that the disclosure the Company plans to include in its Notes to the 2015 year-end consolidated financial statements with regard to the respective changes are as follows, and are in consideration of IAS 8, paragraph 49:

Revision of prior period financial statements

In 2014, the Company observed that the slowdown in China's economy resulted in a slowdown in demand in menswear and, in turn, led to oversupply in the menswear market and excess inventory across the retail network of many menswear companies. In response, in 2014, the Company initiated, at its own discretion and without any prior obligation to do so, an inventory buyback program. The Company presented a loss on inventory buyback of RMB274,266 as a separate line item in the 2014 consolidated statement of comprehensive loss in arriving at gross profit (loss). The RMB 274,266 consisted of a RMB138,066 write-down of repurchased inventory to net realizable value and a RMB136,200 provision for constructive obligation. This amount also included sales of repurchased inventory through a local distribution channel for net realizable value of RMB68,499.

In reassessing its 2014 presentation of the loss on inventory buyback and the components within this line item, the Company made a determination that the components of the transaction which resulted in this loss on inventory buyback amount of RMB274,266 should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items, thereby eliminating the loss on inventory buyback line item.

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company's previously issued financial statements for the year ended December 31, 2014. However, the Company elected to revise these 2014 financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015. Accordingly, the Company revised previously reported results for the year ended December 31, 2014.The effects of this revision on the Company's consolidated statement of comprehensive loss for the year ended December 31, 2014 was as follows:

	As Previously Reported	Adjustments	As Revised
	2014		2014
	RMB		RMB
	Expressed in Thousands

Revenue	813,084	(180,501)	632,583
Cost of sales	(590,189)	(93,765)	(683,954)
Loss on inventory buyback	(274,266)	274,266	—
Gross loss	(51,371)	—	(51,371)

This revision did not have any effect on 2014 net loss or net loss per share, or the Company's 2014 statements of financial position, changes in equity, or cash flows.

March 2, 2016
Page 3

In assessing the effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting ("ICFR"), the Company assessed the materiality of the revision described above in accordance with Staff Accounting Bulletin No. 99, Materiality. In particular, the Company considered that the revision did not result in any change in the gross profit (loss) of the Company. The Company also considered and concluded that this revision was not the result of previously unknown facts or circumstances, but rather a revision from what management had determined was a presentation that provided additional transparency through the separate line-item presentation of the loss on inventory buyback in arriving at gross profit (loss). The Company does not believe this revision results in an assessment of 'not effective' regarding its disclosure controls and procedures and ICFR.

*      *      *

If you have any questions regarding this submission, please contact our compliance counsel, Mr. Alan Seem of Shearman & Sterling LLP, at +1-650-838-3753 or aseem@shearman.com or contact me at ngcheejiong@xiniya.com.

Very truly yours,

By	/s/ Chee Jiong Ng
Chee Jiong Ng
Chief Financial Officer

Enclosures

cc:	Qiming Xu, Chairman and Chief Executive Officer, China Xiniya Fashion Limited
Alan Seem, Shearman & Sterling LLP